EXHIBIT 99.1

Aptose Biosciences to Present at Biotech Showcase™ 2019 Conference

SAN DIEGO and TORONTO, Jan. 02, 2019 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (Nasdaq: APTO; TSX: APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the upcoming Biotech Showcase™ 2019 Conference on Monday, January 7, 2019 at 11:00 a.m. PST in San Francisco, CA.

Conference Presentation Details:

Date:                Monday, January 7, 2019
Time:               11:00 a.m. PST
Location:         Track Yosemite - C (Ballroom Level)
                          Hilton San Francisco Union Square, 333 O’Farrell Street, San Francisco, CA 94102
Webcast:          https://event.webcasts.com/starthere.jsp?ei=1226323&tp_key=d5803514a3

The audio webcast will be archived shortly after the live event and will be available through the Aptose website at https://ir.aptose.com/events-and-presentations/past-events.

The Company will also be hosting institutional investor and partnering meetings at the LifeSci Advisors Corporate Access Event taking place in San Francisco, on January 8 and 9, 2019.

To schedule a meeting with Aptose, investors can register on the online system managed by the Company’s US investor relations firm LifeSci Advisors, LLC, or make a request via e-mail at Access@LifeSciAdvisors.com.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only known clinical stage agent that directly targets the MYC oncogene and inhibits its expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor being developed to treat AML and certain B cell malignancies. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

LifeSci Advisors, LLC
Dan Ferry, Managing Director
617-535-7746
Daniel@LifeSciAdvisors.com